SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 8)*

                         INDIVIDUAL INVESTOR GROUP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    455907105
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                                 (CUSIP Number)

                              Jonathan L. Steinberg
                       c/o Individual Investor Group, Inc.
                          125 Broad Street, 14th Floor
                            New York, New York 10004
                            Telephone: (212) 742-2277

          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)



                                December 15, 2000
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  455907105                                       Page 2 of 9 Pages
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Jonathan L. Steinberg
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) |_|
                                                                        (b) |_|
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3         SEC USE ONLY


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4         SOURCE OF FUNDS (SEE INSTRUCTIONS)

          N/A - See Item 3
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                                                                           |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
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                            7        SOLE VOTING POWER

                                     1,525,010 Shares
                            ---------------------------------------------------
         NUMBER OF          8        SHARED VOTING POWER
          SHARES
       BENEFICIALLY                  -0-
         OWNED BY           ---------------------------------------------------
           EACH             9        SOLE DISPOSITIVE POWER
         REPORTING
          PERSON                     1,525,010 Shares
           WITH             ---------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                     -0-
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,525,010 Shares
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)
                                                                            |_|
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          15.8%
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14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No.  455907105                                    Page 3 of 9 Pages
-----------------------------                       -------------------------

          This Amendment No. 8 adds the following information to Items 3, 6 and 7 and restates in its entirety Items 4 and 5 of the Schedule 13D filed by Jonathan L. Steinberg (the "Reporting Person") with respect to ownership of the Common Stock, par value $.01 per share (the "Common Stock") of Individual Investor Group, Inc. ("Issuer").

          The percentage of beneficial ownership reflected in Amendment No. 8 to this Schedule 13D is based upon 8,972,886 shares of Common Stock outstanding on December 31, 2000, based upon information known to the Reporting Person.

Item 3.   Source and Amount of Funds or Other Consideration

          On December 15, 2000, Wise Partners, L.P. (the "Partnership"), of which the Reporting Person is General Partner, entered into a stock purchase agreement ("Purchase Agreement") with the Issuer pursuant to which the Partnership sold to the Issuer 1,781,133 shares of the Issuer's Common Stock, representing the Partnership's entire holding of the Issuer's Common Stock, at $0.09 per share for an aggregate purchase price of $160,301.97. On December 22, 2000, the Reporting Person disposed of 54,000 shares of the Issuer's Common Stock in the open market at a price per share of $0.34375. On the same date, the Reporting Person disposed of 5,000 shares of the Issuer's Common Stock in the open market at a price per share of $0.375. The Reporting Person received an aggregate of $20,437.50 in consideration for these shares. On January 3, 2001, the Reporting Person was granted an option ("Option") by the Issuer to purchase 420,000 shares of the Issuer's Common Stock at an exercise price of $0.4812 per share. The Option vests in four equal annual installments commencing on the first anniversary of the date of grant and expires on January 2, 2006.

Item 4.   Purpose of Transactions

          The acquisitions and dispositions made by the Reporting Person and the Partnership specified in Item 3 above were made in the ordinary course of the Reporting Person's and the Partnership's business activities and the specific purpose of the dispositions was to generate a capital loss to offset other capital gains recorded by the Partnership and the Reporting Person. The Reporting Person may undertake one or more of the actions set forth below.

          (a) The Reporting Person may acquire additional securities from time to time in the market or in private transactions. The Reporting Person owns options, exercisable within 60 days, to purchase an aggregate of 680,000 shares of the Issuer's Common Stock. The Reporting Person also owns an Option to purchase 420,000 shares of the Issuer's Common Stock at an exercise price of $0.4812 per share. The Option vests in four equal annual installments commencing on the first anniversary of the date of grant and expires on January 2, 2006.

          Other than the rights described above and except that the Reporting Person in the future may be issued options to purchase additional shares of the Issuer's Common Stock under the Issuer's stock option plans for serving as a Director and employee of the Issuer, the Reporting Person does not have any agreement to acquire any additional Common Stock at this time.


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CUSIP No.  455907105                                Page 4 of 9 Pages
--------------------------                      ---------------------------

          As Chief Executive Officer and Director of the Issuer, the Reporting Person is involved in making material business decisions regarding the Issuer's policies and practices and may be involved in the consideration of various proposals considered by the Issuer's Board of Directors. Notwithstanding the foregoing, except as discussed above and in the ordinary course as Chief Executive Officer and a Director of the Issuer, the Reporting Person has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          The Reporting person is the beneficial owner of 1,525,010 shares of Common Stock. This amount includes (i) 845,010 shares of the Issuer's Common Stock and (ii) 680,000 shares of Common Stock issuable upon exercise of currently exercisable options but excludes 420,000 shares of Common Stock subject to an Option that is not currently exercisable. The Reporting Person has sole voting and dispositive power over these shares. The Reporting Person beneficially owns 15.8% of the Issuer's outstanding shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

          On December 15, 2000, the Issuer entered into the Purchase Agreement with the Partnership described in Item 3 above. The Reporting Person and the Issuer intend to enter into a Stock Option Agreement to reflect the stock option grant described in Item 3 above.

Item 7.   Material to be Filed as Exhibits

          1. Stock Option Agreement, dated as of January 3, 2001, between Jonathan L. Steinberg and the Issuer (to be filed by amendment)

          2. Stock Purchase Agreement, dated as of December 15, 2000, among Wise Partners, L.P. and the Issuer


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CUSIP No.  455907105                                       Page 5 of 9 Pages
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2001




                                            /s/ Jonathan L. Steinberg
                                          ------------------------------
                                            Jonathan L. Steinberg



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CUSIP No.  455907105                                Page 6 of 9 Pages
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                                                                       EXHIBIT 2

          This STOCK PURCHASE AGREEMENT, dated as of December 15, 2000 ("Agreement"), is between Wise Partners, L.P., a Delaware limited partnership with an address at c/o Jonathan Steinberg, 125 Broad Street, 14th Floor, New York, New York 10004 ("Seller"), and Individual Investor Group, Inc., a Delaware corporation with its principal offices at 125 Broad Street, 14th Floor, New York, New York 10004 ("Buyer").

          WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, an aggregate of 1,781,133 shares of common stock, $.01 par value per share ("Common Stock"), of Buyer, on the terms and conditions set forth in this Agreement.

          IT IS AGREED:

          1. Purchase and Sale of Shares. Subject to the terms and conditions herein set forth, Seller hereby agrees to sell 1,781,133 shares of Common Stock ("Purchased Shares"), and Buyer hereby agree to purchase from Seller the Purchased Shares for an aggregate purchase price of $160,301.97 [$.09 per Purchased Share] ("Purchase Price").

          2. Closing Procedure. Seller hereby delivers to Buyer the stock certificates representing the Purchased Shares and stock powers duly endorsed for transfer of the Purchased Shares, with signature Medallion Guaranteed. Buyer hereby delivers the Purchase Price to Seller by wire transfer to an account designated by Seller.

          3. Representations of Seller. Seller hereby represents and warrants to Buyer the following representations and warranties.

                    (a) Seller is the holder of record and beneficial owner of the Purchased Shares free and clear of any security interests, liens or encumbrances, and Seller has not granted to any person or persons any options or other rights to buy, or proxies or other rights to vote, the Purchased Shares.

                    (b) Seller has full legal power to execute and deliver this Agreement and to perform its obligations hereunder. All acts required to be taken by Seller to enter into this Agreement and to carry out the transactions contemplated hereby have been, or prior to the Closing Date shall have been, properly taken; and this Agreement constitutes a legal, valid and binding obligation of Seller, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by Seller in accordance with its terms will not, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any encumbrance pursuant to, or require the consent of any third party or governmental authority pursuant to, (i) the partnership agreement pursuant to which Seller was created and any operating agreement pursuant to which Seller is governed or (ii) any franchise, mortgage, indenture or deed of trust or any material lease, license or other agreement or any law, regulation, order, judgment or decree to which Seller is a party or by




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CUSIP No.  455907105                                      Page 7 of 9 Pages
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which Seller (or any of his assets, properties, operations or businesses) may be bound, subject to or affected.

                    (c) In the sale of the Purchased Shares hereunder, Seller is not relying on any state of facts about Buyer set forth in the public disclosure documents of Buyer which have been filed with or disclosed to the Securities and Exchange Commission or with any other public body or any news wire service. The sale of the Purchased Shares is being motivated by certain tax requirements of Seller and Seller has obtained several proposals from independent third parties for the purchase of the Purchased Shares immediately prior to its entry into this Agreement, each of which has been evaluated by Seller in conjunction with its decision to sell the Purchased Shares to Buyer.

          4. Representations and Warranties of Buyer. Buyer hereby represents and warrants to Seller that:

                    (a) Buyer has full legal power to execute and deliver this Agreement and to perform its obligations hereunder. All acts required to be taken by Buyer to enter into this Agreement and to carry out the transactions contemplated hereby have been, or prior to the closing described in Section 2 hereof shall have been, properly taken; and this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable in accordance with its terms. The execution, delivery and performance of this Agreement by Buyer in accordance with its terms will not, with or without the giving of notice or the passage of time, or both, conflict with, result in a default, right to accelerate or loss of rights under, or result in the creation of any encumbrance pursuant to, or require the consent of any third party or governmental authority pursuant to (i) any provision of the certificate of incorporation or by-laws, if any, of Buyer, or (ii) any franchise, mortgage, indenture or deed of trust or any material lease, license or other agreement or any law, regulation, order, judgment or decree to which Buyer is a party or by which Buyer (or any of its assets, properties, operations or businesses) may be bound, subject to or affected.

          5. Indemnification. Seller shall indemnify and hold harmless Buyer and its successors and assigns from and against any losses, damages, expenses or liabilities, including, without limitation, reasonable attorneys' fees, which may be sustained, suffered or incurred by Buyer and its successors and assigns, arising from or in connection with the breach of any of Seller's covenants, representations, warranties, agreements, obligations or undertakings hereunder. Buyer shall indemnify and hold harmless Seller and its successors, and assigns, from and against any losses, damages, expenses or liabilities, including, without limitation, reasonable attorneys' fees, which may be sustained, suffered or incurred by Seller arising from or in connection with the breach of any of Buyer's representations or warranties hereunder.

          6. Miscellaneous.

             (a) The warranties, representations, covenants and indemnities of Seller and Buyer contained in or made pursuant to this Agreement shall survive the closing of the transaction contemplated by this Agreement and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of Buyer or Seller.


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CUSIP No.  455907105                                   Page 8 of 9 Pages
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            (b) This Agreement shall be binding upon and inure to the benefit of each party hereto, and its respective successors and assigns. This Agreement constitutes the entire understanding and agreement between the parties with regard to the subject matter hereof and may not be amended or modified except by a written agreement specifically referring to this Agreement signed by all the parties. No waiver of any breach or default hereunder shall be considered valid unless in writing and signed by the party giving such waiver, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or similar nature.

            (c) This Agreement shall be governed by and construed under the internal laws of the State of New York, disregarding any principles of conflicts of laws.

            (d) Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction.

            (e) In the event that any provision of this Agreement would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, unless such provision is narrowed by judicial construction, this Agreement shall, as to such jurisdiction, be construed as if such invalid, prohibited or unenforceable provision had been more narrowly drawn so as not to be invalid, prohibited or unenforceable. If, notwithstanding the foregoing, any provision of this Agreement would be held to be invalid, prohibited or unenforceable in any jurisdiction for any reason, such provision, as to such jurisdiction, shall be ineffective to the extent of such invalidity, prohibition or unenforceability, without invalidating the remaining portion of such provision or the other provisions of this Agreement of affecting the validity or enforceability of such provision in any other jurisdiction.

CUSIP No.  455907105                                   Page 9 of 9 Pages
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          IN WITNESS WHEREOF, the parties have duly executed and delivered this
Agreement as of the date first above written.

SELLER:

WISE PARTNERS, L.P.

/s/ Jonathan L. Steinberg
---------------------------------------
Jonathan L. Steinberg, General Partner



BUYER:

INDIVIDUAL INVESTOR GROUP, INC
----------------------------------------


/s/ Gregory E. Barton
-------------------------------------------
Gregory E. Barton, Vice President, Business
Development, Finance and Legal Affairs and
Chief Financial Officer